FRANKLIN ALTERNATIVE STRATEGIES FUNDS
One Franklin Parkway
San Mateo, California 94403-1906

October 1, 2013

Via EDGAR Transmission

Karen Rossotto, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

RE:          Franklin Alternative Strategies Funds (the “Registrant”)
File Nos. 811-22641 and 333-189667

Dear Ms. Rossotto:

On behalf of the Franklin K2 Alternative Strategies Fund (the “Fund”), a series of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933 (the “1933 Act”), the undersigned hereby submits to the U.S. Securities and Exchange Commission (the “Commission”) this application for the withdrawal of Pre-Effective Amendment No. 2 as filed with the Commission on September 16, 2013 (the “Amendment”) to the initial registration statement (the “Registration Statement”) of the Registrant on Form N-1A under the 1933 Act and the Investment Company Act of 1940.  The Amendment had been filed in order to respond to comments received from the Staff and to make certain other changes to other information contained in the Fund’s prospectus and statement of additional information.  The Amendment was filed on EDGAR submission type N-1A/A, which was accepted via the EDGAR system at 5:28 p.m. on September 16, 2013 (Accession No. 0001582816-13-000136). The Amendment is requested to be withdrawn, after consultation with the Staff of the Commission, because it incorporated by reference the prospectus and statement of additional information for Franklin Pelagos Commodities Strategy Fund contained in Pre-Effective Amendment No. 1 to the Registration Statement, which was withdrawn at the Staff’s request on September 26, 2013 in order to allow the Staff to more expeditiously consider granting effectiveness for the Registration Statement with respect to the Fund.  No securities have been sold in connection with the proposed public offering of the Fund or the Franklin Pelagos Commodities Strategy Fund.

Therefore, the Registrant respectfully submits this application for withdrawal of the Amendment (Accession No. 0001582816-13-000136) filed under the EDGAR submission type N-1A/A.  If you have any questions, please contact Kristin Ives at (215) 564-8037.

Very truly yours,

Steven J. Gray
Steven J. Gray
Secretary and Vice President
Franklin Alternative Strategies Funds